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July 31, 2023

VIA EDGAR

CONFIDENTIAL

Attention: Jenny O’Shanick, Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arm Holdings Limited

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted on June 12, 2023

CIK No. 0001973239

Ladies and Gentlemen,

On behalf of our client, Arm Holdings Limited, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft registration statement on Form F-1 confidentially submitted on June 12, 2023 (the “Registration Statement”) contained in the Staff’s letter dated June 15, 2023 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has amended the Registration Statement (“Amendment No. 2”) and is submitting it together with this response letter.

Set forth below is the Company’s response to the Staff’s comment. We have reproduced below in bold the Staff’s comment and have provided the Company’s response immediately following the comment. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 2. Unless otherwise indicated, page references in the description of the Staff’s comment refer to the Registration Statement, and page references in the response below refer to Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1

General

1.	Please disclose the third and fourth to last sentences of your response to comment 4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154.

July 31, 2023

Page Two

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned by phone at (202) 887-8785 or via e-mail at JustinSalon@mofo.com.

Very truly yours,

/s/ Justin R. Salon
Justin R. Salon

CC: Spencer Collins, Arm Holdings Limited Jason Child, Arm Holdings Limited Laura Bartels, Arm Holdings Limited